# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LandBridge Co LLC, CIK 0001995807
CUSIP: 514952100
Title of class of securities: Class A Shares Representing Limited Liability Company Interests
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 07/10/2024
Amends the filing with accession number 0001056823-24-000014
Filed by CIK 0001056823
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Ave S, 4th Fl S, New York, New York (NY), 10016, 646-867-1176

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC (CIK 0001056823): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,941,621; shared voting power 0; sole dispositive power 4,941,621; shared dispositive power 0; aggregate amount beneficially owned 4,941,621 (28.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares Representing Limited Liability Company Interests
Name of issuer: LandBridge Co LLC
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing: Horizon Kinetics Asset Management LLC
Residence or business address: 470 Park Ave S, New York, NY 10016

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on July 10, 2024, Horizon Kinetics Asset Management LLC beneficially owned 4,941,621 shares or approximately 28.4%
Number of shares as to which each person has sole or shared power to vote or dispose: Sole Power to vote 4,941,621 shares
Transactions in the class effected during the past sixty days: Horizon Kinetics Asset Management LLC transactions in the Shares are set forth in Exhibit A and are incorporated herein by reference
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, Jay Kessle, General Counsel (07/12/2024)